United States securities and exchange commission logo





                            July 8, 2022

       Howard W. Lutnick
       Chief Executive Officer
       CF Acquisition Corp. VI
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VI
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 17, 2022
                                                            File No. 333-262725

       Dear Mr. Lutnick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed June 17,
2022

       Q: What interests do CF VI's current officers and directors have in the Business Combination?, page 16

   1. We note your disclosure on page 192 of approximately $234,000 outstanding under the
                                                        Working Capital Loans.
Clarify, if true, that the Working Capital Loans were made by the Sponsor and are
included in the aggregate loan amount of $1,983,691 disclosed here or advise.
       Forward Purchase Contract, page 31

   2. We note your disclosure on page 129 that the "1,500,000 Forward Purchase Shares are subject to a lock-up
until 30 days after the completion of the Business Combination." We
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July 8, 2022NameCF Acquisition Corp. VI
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         also note that Section 5.2 of Exhibit 10.8 provides for a lock-up period of one year or sooner if the last reported sale price of the Class A Common Stock equals or exceeds
         $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the merger, among other things. Please advise or revise this apparent inconsistency accordingly.
Risk Factors
Rumble collects, stores, and processes large amounts of user video content and personal information of its users and subscribers. . . , page 56

3. We note your disclosure that Rumble expects it may be difficult to extend or renew cybersecurity insurance beyond its current term. Revise to disclose if Rumble expects this will have an adverse impact on its business, financial condition, or results of operations.
Rumble derives a substantial portion of its revenue from advertising and its relationships with a small number of key. . . , page 63

4. We note your disclosure on page 226 that a "few customers" accounted for 56% of
         Rumble's revenue for the three months ended March 31, 2022 and 91% of Rumble's revenue for the three months ended March 31, 2021. Update your risk factor disclosure here to include any additional customers or networks on which Rumble is substantially dependent. Please disclose the material terms of any related agreement(s) and file a copy as an Exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Note 2 - Transaction Accounting Adjustments
Adjustment (AA), page 105

5. We note your revised disclosures and response to prior comment 10; however, we are still unable to reconcile the number of Rumble Shareholder shares in the tables on page 106 and 87 to the number of shares shown in the table on page 14. Please provide us with a quantitative analysis that reconciles the number of Rumble Shareholder shares on pages
         14, 87 and 106. Also, ensure that all reconciling differences are properly disclosed in the footnotes to each of the tables.
Certain Forecasted Information for Rumble, page 141

6. We note your response to prior comments 13 and 14. We further note your disclosure that
         "In evaluating Rumble, CF VI received (i) information on Rumble   s
existing user base,
         (ii) Rumble   s estimates of its ability to penetrate the U.S. online
advertising market and
         Rumble   s estimated levels of advertising revenue per user, and (iii)
Rumble   s estimates
         around the size of the market for U.S. advertising revenue per user in the U.S." As previously requested: (1) clarify who prepared this information and advise whether this information is summarized on page 141 in the section entitled
Future Illustrative
         Valuation Analysis; and (2) to the extent this information has not been disclosed, include a
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         summary of any material estimates and other information that were provided so that shareholders/investors can gain an understanding of the materials the CF VI Board considered in making its determination.
7. We note your response to prior comment 15 and reissue the comment in part. Disclose whether there were any quantitative metrics or other factors used to select the comparable companies beyond the qualitative attributes you list. We note your response that CF&Co.
         based its valuation analyses on "assumptions concerning general business and economic conditions and industry-specific factors." Provide a summary of these assumptions in your registration statement. Further, disclose if any companies meeting the selection criteria were excluded, as previously requested, or confirm that none were excluded.
8. Clarify whether CF&Co.'s engagement and compensation for preparation of the Future
         Illustrative Valuation Analysis, the Comparable Company Analysis and the Precedent
         Transaction Analysis is part of its M&A advisory role (for its engagement as exclusive financial advisor) or business combination marketing role (for its engagement to provide
         "certain investment banking and other services").
Information About Rumble, page 194

9. We note disclosure in your Form 425 filed June 17, 2022, about Rumble's proposed changes to its content moderation policy that may be implemented in its terms of use later this year. Revise your proxy statement/prospectus to include any material updates about how these changes may impact Rumble's operations.
Infrastructure, page 204

10. We note your response to prior comment 36. To help investors understand Rumble's business, clarify whether the "significant investments in IT equipment, servers, bandwith and data centers and data hosting/storage" represent current investments that Rumble is making or future business plans or both.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Rumble
Comparisons for three months ended March 31, 2022 and 2021
Income Tax Expense, page 219

11. We note your disclosure here and on page 221 of the loss before taxes excluding stock-
         based compensation expense, which is a non-GAAP measure. Please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Consolidated Statements of Comprehensive Loss, page F-50

12. We note your revised disclosure and response to prior comment 23; however, your presentation in the December 31 financial statements does not comply with SAB Topic
         11:B. In this regard, since you do not allocate depreciation and amortization to cost of
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         revenue, you should remove the subtotal which appears to represent gross profit from your statements of comprehensive loss. Also, any references to gross profit and gross profit percentage for the December 31 annual periods throughout the filing, including on pages
         48 and 53, pages 99 through 101, and page 219, should be removed. Alternatively, you may revise the presentation of cost of revenue to include the applicable depreciation and amortization.
Rumble Inc. Consolidated Financial Statements, page F-50

13. We note the disclosure at the bottom of pages F-50 through F-53 which states that "The accompanying notes are an integral part of these condensed consolidated interim financial statements." As these financial statements are for the year ended December 31 and are not interim financial statements, please revise accordingly.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-55

14. We note from your response to prior comment 28 that the only type of license revenue that is not fixed-fee is that related to monetization of content, which is based on user views. If true, please revise your disclosure on page F-57 to clarify how you monetize this content (e.g., based on user views). Also, please explain why you determined the consideration received under these agreements to be non-cash consideration, and tell us the type of consideration you receive. As part of your response, quantify the revenue recognized from these arrangements in each of the periods presented.
9. Income Taxes, page F-65

15. We note the revisions made in response to prior comment 32. Please describe for us, in detail, what is included in the line item "Difference in current and deferred income tax rates."
19. Subsequent Events, page F-74

16. We note your response to prior comment 34; however, it does not appear you have disclosed the actual date through which you evaluated your subsequent events. Please revise accordingly. Refer to ASC 855-10-50-1(a). Similar concerns apply to the financial statements for the quarter ended March 31, 2022.
Rumble Inc. Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
12. Commitments and Contingencies, page F-91

17. We note your disclosure regarding the lawsuit filed against you and one of your shareholders. Revise to clarify whether you believe there is at least a reasonable possibility that a loss may have been incurred and, if so, disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to
         ASC 450-20-50-3.
 Howard W. Lutnick
CF Acquisition Corp. VI
July 8, 2022
Page 5
General

18. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
19. We note that your forum selection provision in Section VIII of your Second Amended and
      Restated Certificate of Incorporation identifies a state court located within the State of
      Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain
      litigation, including any    derivative action.    Please add a risk
factor related to this
      provision and disclose whether this provision applies to actions arising under the
      Securities Act or Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
Section 22 of the
      Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                             Sincerely,
FirstName LastNameHoward W. Lutnick
                                                             Division of
Corporation Finance
Comapany NameCF Acquisition Corp. VI
                                                             Office of
Technology
July 8, 2022 Page 5
cc:       Javad Husain
FirstName LastName